2002 ANNUAL REPORT


Forever
Summer

1975 *2003*

28th Anniversary

Pismo Coast Village, Inc.

165 S. Dolliver St., Pismo Beach, CA 93449
1-888-RV-BEACH
www.pismocoastvillage.com
rv@pismocoastvillage.com

TABLE OF CONTENTS

PRESIDENT'S ANNUAL REPORT

by Jerald Pettibone

Once again, it is a pleasure to report to you that we have completed another banner year. More than ever, our shareholders have used and enjoyed the facilities of Pismo Coast Village. Our general public use was down somewhat, but still met our projections. As a result, the corporation achieved a profitable year which enables your Board and our great management team to proceed with our improvements.

The Board policy of improving your Resort and making sure we keep doing so is made possible by the revenue generated by our general public guests. Remember, being good hosts and neighbors to our public guests promotes patronage and the means for all of us to enjoy the resort.

Our improvements this next year include replacing two restrooms (numbers one and four); renovating sites 365 to 400, and purchasing another tow vehicle.

I think we have the best management team and staff in all the state of California. Their dedication and loyalty show with all the work that is accomplished; our thanks to them all.

We have an excellent Board. To work with them and accomplish what we do is a real pleasure for me. I have enjoyed serving as your President this year. We have tried very hard to do a good job for you and assure you of a resort you enjoy and appreciate.

I would like to thank everyone for their support this year.

Officers

Board of Directors



President
Jerald Pettibone



Executive Vice President
Glenn Hickman

Pismo Coast Village RV Resort

Forever Summer

1975 2003

28th Anniversary



Vice President - Secretary
Edward Hinds, Jr.



Vice President - Finance
Chief Financial Officer
Jack Williams



Vice President - Policy
Ronald Nunlist

Directors


Howard Allard


Kurt Brittain


Albert Brown


Harry Buchaklian


J. Russell Carlson


Douglas Eudaly


William Fischer

Pismo Coast Village RV Resort

Forever Summer

1975 2003

28th Anniversary


Norman Gould


R. Elaine Harris


Terris Hughes


Thomas Rourke


Gary Willems


Charles Zahka

Management Staff



JAY JAMISON
GENERAL MANAGER/
ASST. CORP. SECRETARY

JAY JAMISON has served as General Manager since June 1997. He holds a B.S. degree in Agricultural Management from Cal Poly San Luis Obispo. Mr. Jamison was raised and worked on his family's guest ranch, Rancho Oso, in Santa Barbara County, which included a recreational vehicle park, resident summer camp, equestrian facilities and other resort amenities. The family business was sold in 1983. Mr. Jamison was hired by Thousand Trails, Inc., a private membership resort, as a Resort Operations Manager. The last ten years at Thousand Trails were spent managing a 200-acre, 518-site, full-service resort near Hollister, California. He also managed resorts in Acton and Idyllwild in Southern California. Prior to his employment with the Company, Mr. Jamison was a General Manager with Skycrest Enterprises in Redding and managed Sugarloaf Marina and Resort on Lake Shasta in Northern California between January 1995 and June 1997. He is active in the Resort and Commercial Recreation Association and is also a member of the American Quarter Horse Association. Mr. Jamison was appointed to and has served as a commissioner on the Pismo Beach Conference and Visitors Bureau since February 1998, and since August 1999 has served as Chair. At the National Association of RV Parks and Campgrounds' Annual Convention in November 1999, Mr. Jamison was appointed to the ARVC Board of Directors representing the ten western states. At the 2001 Annual Convention, he was elected Treasurer of the National Association, and in November 2002, he was reelected to serve another one year term. In June of 2002, Mr. Jamison was installed as a Director on the Board for the San Luis Obispo County Chapter of the American Red Cross.

CHARLES AMIAN has held the position of Operations/Guest Services Manager since June 1995. He is currently serving a second term as President of the California Travel Parks Association, and has served for eight years as a member of the C.T.P.A. Board of Directors. He is also serving a fifth term as a member of the Board of Trustees for Rec Pac, a committee formed to help protect, preserve and further recreation interests in California. He was appointed to chair the 2002 National Association of RV Parks & Campgrounds (ARVC) State Presidents' meeting. Mr. Amian is a lifetime-designated Certified Park Operator.



CHARLES AMIAN
OPERATIONS MANAGER



ROBERT LACKEY
FACILITIES MANAGER

ROBERT LACKEY has held the position of Facilities Manager since June 1993. He was a self-employed building contractor for 23 years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

Pismo Coast Village, Inc., operates as a 400 space recreational vehicle resort. The Corporation includes additional business operations to provide its users with a full range of services expected of a recreational resort. These services include a store, video arcade, Laundromat, recreational vehicle repair, RV parts shop and an RV storage operation.

The Corporation is authorized to issue 1,800 shares, of one class, all with equal voting rights and all being without par value. Transfers of shares are restricted by Company bylaws. One such restriction is that transferees must acquire shares with intent to hold the same for the purpose of enjoying camping rights and other benefits to which a shareholder is entitled. Each share of stock is intended to provide the shareholder with the opportunity for 45 days of free site use per year. However, if the Corporation is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

Management is charged with the task of developing sufficient funds to operate the Resort through site sales to general public guests by allocating a minimum of 175 sites to general public use and allocating a maximum of 225 sites for shareholder free use. The other service centers are expected to generate sufficient revenue to support themselves and/or produce a profit.

Certain information included herein contains statements that may be considered forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, such as statements relating to anticipated expenses, capital spending and financing sources. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to competitive industry conditions, California tourism and weather conditions, dependence on existing management, leverage and debt service, the regulation of the recreational vehicle industry, domestic or global economic conditions and changes in federal or state tax laws or the administration of such laws.

CURRENT OPERATING PLANS

The Board of Directors continues its previously established policy by adopting a stringent, conservative budget for Fiscal Year 2003, which projects a positive cash flow of approximately $737,771 from operations. While the Company projects a positive cash flow, this cannot be assured for Fiscal Year 2003. Capital expenditures planned for 2003 include the continued enhancement of RV sites and services, a new trailer towing vehicle, and the replacement of two existing restroom facilities. These investments are projected to be approximately $650,000, some of which can be deferred, if necessary. These proposed capital improvements will be funded from cash from operations, from existing working capital, and, if necessary, from financing obtained by the Company. Thus, budgeted cash flow for the year is expected to be within the Company's capabilities based on its present working capital position.

FINANCIAL CONDITION

The business of the Company is seasonal and is concentrated on prime days of the year which are defined as follows: President's Day Weekend, Easter week, Memorial Day Weekend, summer vacation months, Labor Day, Thanksgiving Weekend, and Christmas vacation. There are no known trends which affect business or affect revenue.

The Company develops its income from two sources: (a) Resort Operations, consisting of revenues generated from RV site rentals, from RV storage space operations, and from lease revenues from Laundromat and arcade operations by third party lessees; and (b) Retail Operations, consisting of revenues from general store operations and from RV parts and service operations.

The Company completed its plan to aggressively reduce debt by eliminating, by early payoff, all outstanding loan balances in September 1997. With the purchase of a new storage property in December 1998, the Company obtained financing from a local institution. As a result of the July 2000 Board meeting, this note was paid off to eliminate any current outstanding loan balances. The Company continues its policy to adopt conservative budgets with managed capital outlays.

The Company has arranged a $500,000 line of credit that has not been drawn on to date. The Company has no other liabilities to creditors other than current accounts payable arising from its normal day-to-day operations and advance Resort rental reservation deposits, none of which are in arrears.

The Company recognized extraordinary expense of $54,383 due to damages suffered from local flooding on March 5, 2001. Excessive rainfall created a flash flood during high tide and covered most of the Company's resort property with water. Expenses consisted of repairs to buildings, labor, office supplies and furniture, computer and data recovery, and telephone system repair.

The Company is currently undergoing an audit by the Internal Revenue Service. The outcome of the audit cannot reasonably be determined. Should the Company have an unfavorable outcome, the impact to the financial statements could be material.

LIQUIDITY

The Company's policy is to use its ability to generate operating cash flow to meet its expected future needs for internal growth. The Company has continued to maintain sufficient cash so as to not require the use of a short-term line of credit during the off-season period, and the Company expects to be able to do so (although no assurance of continued cash flow can be given).

Net cash provided by operating activities totaled $658,743 in 2002, compared to $609,147 in 2001. These fluctuations are primarily a result of increased revenues, deferred income tax, depreciation, loss on disposal of fixed assets, and increase in prepaid expenses.

During Fiscal Year 2002, cash investments of $263,296 included the construction of a new storage building, road paving, drainage and fencing for RV storage lots, electrical pedestals, rental bikes, garbage compactor, street sweeper, preliminary developmental expenses for 2003 capital projects, and the construction of a new concrete block wall along the common property line with the State Campground. During Fiscal Year 2001, cash investments of $431,251 included the construction of a new restroom, road paving, drainage and repairs to Storage Lot A, electrical pedestals, a maintenance truck, purchase of a used backhoe, rental bikes, modification of a tow truck, and a new trailer tow truck.

The Company has continued to maintain sufficient cash from operations to not require the addition of long term debt during 2001 or 2002. With the possibility of requiring additional funds for planned capital improvements and winter season, the Company established a $500,000 Line of Credit to insure funds will be available if required. In anticipation of future large projects, the Board of Directors has instructed management to build operational cash balances.

Fiscal Year 2002's current ratio (current assets to current liabilities) of 2.95 increased from Fiscal Year 2001's current ratio of 2.44. The increase in current ratio is the result of increased cash and cash equivalents and decreased accounts payable and accrued liabilities.

Working Capital increased to $1,100,512 at the end of Fiscal Year 2002 compared with $763,775 at year end Fiscal Year 2001. This increase is a result of eliminating all long-term debt, anticipating planned capital improvements, development of cash reserves, and deferment of capital projects that have not detrimentally affected current operations.

CAPITAL RESOURCES AND PLANNED EXPENDITURES

The Company plans capital expenditures of $650,000 in Fiscal Year 2003 to further enhance the resort facilities and services, demolish and construct two restroom facilities, renovate and upgrade thirty-five campsites, and purchase a new tow vehicle. Funding for these projects is expected to be from normal operating cash flows and, if necessary, supplemented with outside financing. These capital expenditures are expected to increase the Resort's value to its shareholders and the general public.

RESULTS OF OPERATIONS

YEAR TO YEAR COMPARISON

INCOME: Increased over the prior fiscal year ended September 30, 2001, by $393,467, or 11.9%.

INCOME BY SEGMENT

	2002	2001
OCCUPANCY		
% of Shareholder Site Use	22.9%	22.2%
% of Paid Site Rental	46.8%	49.9%
% Total Site Occupancy	69.7%	72.1%
% of Storage Rental	98.0%	91.9%
Average Paid Site	$30.51	$27.36
RESORT OPERATIONS		
Site Rental	$2,085,403	$1,991,638
Storage Operations	$616,877	$513,824
Support Operations	$155,278	$138,180
Total	$2,857,558	$2,643,642
OTHER INCOME	$13,104	-0-
RETAIL OPERATIONS		
Store	$517,222	$417,630
RV Repair/Parts store	$282,288	$197,378
Total	$799,510	$615,008
INTEREST INCOME	$21,958	$40,013
TOTAL INCOME	$3,692,130	$3,298,663

Occupancy rates on the above table are calculated based on the quantity occupied as compared to the total sites available for occupancy (i.e., total occupied to number of total available). Average paid site is based on site revenue and paid sites. Resort support operations include revenues received from the arcade, Laundromat, recreational activities, and other less significant sources.

2002 COMPARED WITH 2001

Resort operations income increased $213,916, or 8.1%, primarily due to a $103,055, or 20.0%, increase in RV storage and spotting activity. Also, the Resort realized an increase of $93,764, or 4.7%, in site revenue compared to the previous year. Site revenue increased regardless of a 6.1% decrease in paid site occupancy, and reflects a price increase implemented on October 1, 2001. While the Company recognized flooding of the Resort on March 5, 2001, had a negative impact on occupancy and revenue for the previous fiscal year, the total impact has not been determined. Occupancy projections continue to look strong as the local region enjoys mild weather and an ongoing positive trend of outdoor recreation and camping.

Retail operations income increased $184,502, or 30.0%, due to a 23.8% increase in General Store sales and a 43.0% increase in RV Shop activity. These increases are a result of management's continuing program to increase retail from increased occupancy and efforts to stock more appropriate items, more effectively merchandise, and pay greater attention to customer service.

Interest Income decreased 45.1% as a result of current financial institution trends, even with the Company carrying higher cash balances through most of the year. These increased cash balances are due to the Company anticipating capital expenditures to improve the Resort's facilities and services, and the increase in advanced deposits for future reservations.

Operating Expenses increased $306,453, or 14.0%, as a result of payroll, employee health insurance, workers' compensation insurance, electricity, repairs and maintenance, and contracted services. Maintaining the conservative approach, most expense items were managed well below Plan and in many categories below the previous year. The Board of Directors has directed management to continue maintenance projects as needed to provide a first class resort for campers using recreational vehicles.

Depreciation Expense increased 6.5% due to the purchase of equipment, property improvements, and elimination of the assets deemed to no longer have a useful life.

Interest Expense continues to be zero ($0) due to early payoff of the note payable for the purchase of the RV storage property.

Loss on Disposal of Fixed Assets for 2002 of $383, represents the reclassification of certain assets determined no longer to have a useful life and were disposed of.

Income before provision for taxes on income of $433,366 is reflective of the Company's current pricing policies and continuing efforts to maximize resort services and value. Income exceeded management's plan of operations for Fiscal Year 2002.

Net income increased by $106,096, or 57.9%, primarily due to increased revenues when compared to the previous year. Expenses resulting from the March 2001 flood and loss on disposal of fixed assets contributed to additional expenses reflected in the previous year. This is the thirteenth consecutive year of positive net income for the Company.

INFLATION has not had a significant impact on our profit position. The Company has increased rates which have more than compensated for the rate of inflation.

FUTURE OPERATING RESULTS could be unfavorably impacted to the extent that changing prices result in lower discretionary income for customers and/or increased transportation costs to the Resort. In addition, increasing prices affects operations and liquidity by raising the replacement cost of property and equipment.

MARKET FOR COMMON STOCK

Common stock of the Corporation is not listed through an exchange or quoted on NASDAQ or any other national quotation system. While Pismo Coast Investments, a licensed broker/dealer located at 165 South Dolliver Street, Pismo Beach, California 93449, assists shareholders by processing trades and occasionally taking positions in the Company's stock for its own account, that firm does not technically make a market in the stock, as that term is commonly understood in the securities industry. Thus, there is no true "public market" for the stock of the Company. However, through the last fiscal year the sales prices of transactions informally reported to the Company ranged from a low selling price of $11,000 to a high selling price of $13,500, with an average selling price of $12,388.89. Stock trades are reported to the Company through the licensed broker/dealer or private parties processing transfers as appropriate. The Board must act to approve all trades, which if approved, are then forwarded to the official transfer agent. No dividends were paid on common stock for Fiscal Year 2002.

(a.) The approximate number of holders of the Company's common stock on September 30, 2002, was: 1,536.

(b.) The Company has paid no dividends since it was organized in 1975, and although there is no legal restriction impairing the right of the Company to pay dividends, the Company does not intend to pay dividends in the foreseeable future. The Company selects to invest its available working capital to enhance the facilities at the Resort.

(c.) The Company entered into an agreement with Ms. Jeanne Sousa, a California Corporations Licensed Broker, for the lease of a 200 square foot building at the Resort from which she conducts sales activities in the Company's stock. The term of the lease was for three years commencing on January 1, 2001. Termination or cancellation may be made by either Lessor or Lessee by giving the other party sixty (60) days written notice.

U. S. Stock Transfer Corporation, located at 1745 Gardena Avenue, Glendale, California 91204-2991, is the official transfer agent of Pismo Coast Village, Inc.

Shareholders wishing to receive a copy of the Corporation's Annual Report to the Securities Exchange Commission on Form 10-KSB may do so, without charge, by writing to Jay Jamison, General Manager, at the Corporate address listed on the cover of this report.

DIRECTORS AND OFFICERS OF THE CORPORATION

HOWARD ALLARD, Director. Retired.

LOUIS BENEDICT, Director. Retired. Mr. Benedict was duly nominated and elected to the Board in November 2002 to fill a vacancy created by the resignation of Edward Hinds, Jr.

KURT BRITTAIN, Director and Vice President - Secretary. Retired. Mr. Brittain was elected to fill the position of Vice President - Secretary following the resignation of Edward Hinds, Jr. on September 30, 2002.

ALBERT BROWN, Director. Retired.

HARRY BUCHAKLIAN, Director. Retired.

J. RUSSELL CARLSON, Director. Retired.

DOUGLAS EUDALY, Director. Retired.

WILLIAM FISCHER, Director. Retired.

NORMAN GOULD, Director. Retired.

R. ELAINE HARRIS, Director. Retired.

GLENN HICKMAN, Director and Executive Vice President. Retired.

EDWARD HINDS, JR., Director and Vice President - Secretary. Retired. Mr. Hinds resigned from the Board in September 2002.

TERRIS HUGHES, Director. Mr. Hughes is an Internal Consultant for Aera Energy LLC, an oil industry company formed by Mobil Oil Corporation and Shell Oil Company.

RONALD NUNLIST, Director and Vice President - Policy. Retired.

JERALD PETTIBONE, Director and President. Retired.

THOMAS ROURKE, Director. Mr. Rourke is President and Chairman of the Board of Startech Electronics, Inc., a management consulting company.

GARY WILLEMS, Director. Mr. Willems is a music teacher and the Director of Bands at Reedley High School.

JACK WILLIAMS, Director, Vice President - Finance, and Chief Financial Officer. Mr. Williams is a Director of Business Services for Goodwill Industries of South Central California and owns and operates a CPA practice.

CHARLES ZAHKA, Director. Mr. Zahka is a self-employed management consultant.

OTHER OFFICERS AND KEY EMPLOYEES:

JAY JAMISON, Assistant Corporate Secretary and General Manager.

ROGER C. LYON, JR., Assistant Corporate Secretary and General Counsel.

DESCRIPTION OF BUSINESS

The Company is engaged in only one business, namely, the ownership and operation of the recreational vehicle resort with recreational vehicle storage lots and a repair and service facility. Accordingly, all of the revenues, operating profit (loss) and identifiable assets of the Company are attributable to a single industry segment. The Company engages in no foreign operations and derives no revenues or income from export sales.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Pismo Coast Village, Inc.
Pismo Beach, California 93449

We have audited the accompanying balance sheets of Pismo Coast Village, Inc. (a California corporation) as of September 30, 2002 and 2001, and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pismo Coast Village, Inc. as of September 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation

October 24, 2002

PISMO COAST VILLAGE, INC.
BALANCE SHEETS
SEPTEMBER 30, 2002 AND 2001

	2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents	$1,486,370	$1,121,965
Accounts receivable	9,101	8,120
Inventory	81,585	74,429
Current deferred taxes	34,000	26,000
Prepaid expenses	53,476	64,742
Total current assets	1,664,532	1,295,256
Pismo Coast Village Recreational Vehicle Resort and Related Assets - net	5,830,562	5,873,417
Other Assets	12,737	8,253
Total	$7,507,831	$7,176,926
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 79,605	$ 99,039
Accrued salaries and vacation	100,505	105,794
Rental deposits	383,910	326,648
Total current liabilities	564,020	531,481
Long Term Liabilities		
Long-term deferred taxes	120,000	111,000
Total liabilities	684,020	642,481
Stockholders' Equity		
Common stock - no par value, issued and outstanding 1,800 shares	5,647,708	5,647,708
Retained earnings	1,176,103	886,737
Total stockholders' equity	6,823,811	6,534,445
Total Liabilities and Stockholders' Equity	$7,507,831	$7,176,926

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Income		
Resort operations	$2,857,558	$2,643,642
Retail operations	799,510	615,008
Interest income	21,958	40,013
Other income	13,104	
Total income	3,692,130	3,298,663
Costs and Expenses		
Operating expenses	2,493,428	2,186,975
Cost of goods sold	428,142	340,727
Depreciation	336,811	316,335
Other expense		54,383
Loss on sale of fixed assets	383	66,973
Total costs and expenses	3,258,764	2,965,393
Income Before Provision for Taxes on Income	433,366	333,270
Provision for taxes on income	144,000	150,000
Net Income	289,366	183,270
Retained Earnings		
Beginning of Year	886,737	703,467
End of Year	$1,176,103	$ 886,737
Earnings Per Share	$ 160.76	$ 101.82

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Cash Flows From Operating Activities		
Net income	$ 289,366	$ 183,270
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	336,811	316,335
Deferred income tax	1,000	20,000
Loss on disposal of fixed assets	383	66,973
Increase in accounts receivable	(981)	(883)
Increase in inventory	(7,156)	(2,663)
Decrease (increase) in prepaid expenses	11,266	(33,185)
Increase in other assets	(4,484)	(6,637)
(Decrease) increase in accounts payable and accrued liabilities	(19,434)	27,882
(Decrease) increase in accrued salaries and vacation	(5,289)	8,260
Increase in rental deposits	57,262	36,795
Decrease in income taxes payable		(7,000)
Total adjustments	369,378	425,877
Net cash provided by operating activities	658,744	609,147
Cash Flows From Investing Activities		
Proceeds from sale of assets	10,513	5,900
Capital expenditures	(304,852)	(514,617)
Net cash used in investing activities	(294,339)	(508,717)
Net increase in cash and cash equivalents	364,405	100,430
Cash and Cash Equivalents - Beginning of Year	1,121,965	1,021,535
Cash and Cash Equivalents - End of Year	$1,486,370	$1,121,965
Schedule of Payments of Interest and Taxes		
Payments for income tax	$ 162,582	$ 162,933

The accompanying notes are an integral part of these financial statements.

PISMO COAST VILLAGE, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002 AND 2001

Note 1 - Summary of Significant Accounting Policies

A. Nature of Business

Pismo Coast Village, Inc. (Company) is a recreational vehicle camping resort. Its business is seasonal in nature with the fourth quarter, the summer, being its busiest and most profitable.

B. Inventory

Inventory has been valued at the lower of cost or market on a first-in, first-out basis.

C. Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using an accelerated method based on the cost of the assets, less allowance for salvage value, where appropriate. Depreciation rates are based upon the following estimated useful lives:

Building and park improvements	5 to 40 years
Furniture, fixtures, equipment and leasehold improvements	5 to 31.5 years
Transportation equipment	5 to 10 years

D. Earnings Per Share

The earnings per share are based on the 1,800 shares issued and outstanding.

E. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments including certificates of deposit with a maturity of nine months or less when purchased, to be cash equivalents.

F. Concentration of Credit Risk

At September 30, 2002, the Company had cash deposits in excess of the $100,000 federally insured limit with Washington Mutual Bank of $1,662, with Los Padres Bank of $796 and Santa Lucia Bank of $901,372. Santa Lucia Bank however has entered into a "contract for deposit of moneys" for $1,500,000 with the Company. This contract states that Santa Lucia Bank will keep as security for the Company's deposits up to $1,500,000 in U.S. Treasury securities with City National Bank of Beverly Hills. The Company receives statements quarterly from City National Bank indicating the funds held in trust.

G. Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

H. Revenue and Cost Recognition

The Company's revenue is recognized on the accrual basis as earned based on the date of stay. Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

I. Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $46,365 and $52,282 for the years ended September 30, 2002 and 2001, respectively.

Note 2 - Pismo Coast Village Recreational Vehicle Resort and Related Assets

At September 30, 2002 and 2001, property and equipment, which are recorded at cost, included the following:

	2002	2001
Land	$3,208,617	$3,208,617
Building and park improvements	6,677,338	6,486,043
Furniture, fixtures, equipment and leasehold improvements	487,551	413,687
Transportation equipment	332,271	338,110
Construction in progress	21,959	2,441
	10,727,736	10,448,898
Less: accumulated depreciation	(4,897,174)	(4,575,481)
	$5,830,562	$5,873,417

Note 3 - Line of Credit

The Company has a revolving line of credit for $500,000. The interest rate is variable at one percent over prime, with an initial rate of 5.75 percent expiring March 2003. The purpose of the loan is to augment operating cash needs in off-season months. There were no outstanding amounts as of September 30, 2002 or 2001.

Note 4 - Common Stock

Each share of stock is intended to provide the shareholder with a maximum free use of the park for 45 days per year. If the Company is unable to generate sufficient funds from the public, the Company may be required to charge shareholders for services.

A shareholder is entitled to a pro rata share of any dividends as well as a pro rata share of the assets of the Company in the event of its liquidation or sale. The shares are personal property and do not constitute an interest in real property. The ownership of a share does not entitle the owner to any interest in any particular site or camping spot.

Note 5 - Income Taxes

The provision for income taxes consists of the following components:

	2002	2001
Current:		
Federal	$108,000	$102,000
State	36,000	28,000
	144,000	130,000
Deferred:		
Federal	1,000	19,000
State	(1,000)	1,000
	$144,000	$150,000

The deferred tax assets (liabilities) are comprised of the following:

	2002	2001
Depreciation	$(120,000)	$(111,000)
Total gross deferred tax liabilities	(120,000)	(111,000)
Vacation accrual	15,000	10,000
Miscellaneous	19,000	16,000
Total gross deferred tax assets	34,000	26,000
	$ (86,000)	$ (85,000)

Note 5 - Income Taxes (Continued)

The above deferred tax assets (liabilities) consist of the following temporary differences:

	2002		2001	
	Current	Long-term	Current	Long-term
Deferred tax assets:				
Federal	$ 31,000	$	$ 24,000	$
State	3,000		2,000	
Deferred tax liabilities:				
Federal		(96,000)		(89,000)
State		(24,000)		(22,000)
	$ 34,000	$(120,000)	$ 26,000	$(111,000)

The effective income tax rate varies from the statutory federal income tax rate as follows:

	2002	2001
Statutory federal income tax rate	34.0%	34.0%
Increase (decrease):		
State income taxes, net of federal benefit	5.4	5.9
Effective rate change on deferred taxes		(0.2)
Effective Income Tax Rate	39.4%	39.7%

Note 6 Operating Expenses

Operating expenses for the years ended September 30, 2002 and 2001, consisted of the following:

	2002	2001
Direct labor	$ 759,882	$ 675,022
Administrative salaries	223,045	216,233
Insurance	213,491	148,166
Payroll tax expense	84,485	76,509
Employee travel and training	16,511	18,205
Property taxes	48,981	54,655
Taxes and licenses	6,770	4,591
Corporation expense	44,807	41,750
Advertising and promotion	46,365	52,282
Telephone	30,606	28,610
Security	98,490	82,411
Office supplies and expense	49,569	46,494
Custodial supplies	15,307	11,948
Recreational supplies	16,258	9,283
Professional services	65,970	28,955
Retail operating supplies	5,095	6,402
Repairs and maintenance	93,459	93,764
Contract services	137,968	105,241
Equipment lease	4,215	1,686
Utilities	320,225	258,317
Auto and truck expense	36,379	39,580
Rent - storage lots	66,138	66,568
Bad debts	111	1,448
Service charges	63,153	53,886
Uniforms	12,733	14,535
Miscellaneous	33,415	50,434
Total Operating Expenses	$2,493,428	$2,186,975

Note 7 - Operating Leases

The Company leases two pieces of property to use as storage lots. One is leased under a cancelable month-to-month lease. The other was renewed effective January 1, 2001, for six years with an option to extend for an additional five years. Monthly lease payments are currently $2,454 and are increased annually based on the Consumer Price Index. Future minimum lease payments under the second lease and an obligation to lease equipment are as follows:

Year Ended September 30,	
2003	$ 29,444
2004	29,444
2005	29,444
2006	29,444
2007	7,361
	$125,137

Rent expense under these agreements was $66,138 and $66,568 for the year ended September 30, 2002 and 2001, respectively.

Note 8 - Employee Retirement Plans

The Company is the sponsor of a 401(k) profit-sharing pension plan, which covers substantially all full-time employees. Employer contributions are discretionary and are determined on an annual basis. The contribution to the pension plan, which is reported under direct labor, for the year ended September 30, 2002 and 2001, is $11,810 and $11,041, respectively.

Note 9 - Contingent Liability

The Company is currently undergoing an audit by the Internal Revenue Service. The outcome of the audit cannot reasonably be determined. Should the Company have an unfavorable outcome, the impact to the financial statements could be material.

INDEPENDENT AUDITORS' REPORT
ON ADDITIONAL INFORMATION

Board of Directors
Pismo Coast Village, Inc.
Pismo Beach, California 93449

Our report on our audits of the basic financial statements of Pismo Coast Village, Inc. as of September 30, 2002 and 2001, appears on page 3. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The statements of operations (unaudited) for the three months ended September 30, 2002 and 2001, are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements, and, accordingly we express no opinion on it.

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation

October 24, 2002

PISMO COAST VILLAGE, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Income		
Resort operations	$ 1,030,261	$ 1,009,592
Retail operations	282,561	245,732
Interest income	4,738	12,485
Other income	1,101	
Total income	1,318,661	1,267,809
Costs and Expenses		
Operating expenses	699,348	622,271
Cost of goods sold	154,850	137,048
Depreciation	90,528	84,000
Other expense		(33,172)
Loss on sale of fixed asset	383	72,173
Total costs and expenses	945,109	882,320
Income Before Provision For Taxes On Income	373,552	385,489
Provision for taxes on income	121,904	164,500
Net Income	$ 251,648	$ 220,989
Earnings Per Share	$ 139.80	$ 122.77